Exhibit 21.1

CC HOLDINGS GS V LLC SUBSIDIARIES

State or Other Jurisdiction of Incorporation or Organization

Crown Castle GS III Corp.	Delaware
AirComm of Avon, L.L.C.	Connecticut
Coverage Plus Antenna Systems LLC	Delaware
Global Signal Acquisitions LLC	Delaware
Global Signal Acquisitions II LLC	Delaware
High Point Management Co. LLC	Delaware
ICB Towers, LLC	Georgia
Interstate Tower Communications LLC	Delaware
Intracoastal City Towers LLC	Delaware
Pinnacle Towers LLC	Delaware
Pinnacle Towers III LLC	Delaware
Pinnacle Towers V Inc.	Florida
Radio Station WGLD LLC	Delaware
Shaffer & Associates, Inc.	Illinois
Sierra Towers, Inc.	Texas
Tower Systems LLC	Delaware
Tower Technology Company of Jacksonville LLC	Delaware